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Craft Beer
American Brewers, Inc.

Brewery

3408 Miller Rd.
Kalamazoo, MI 49001
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Modified hours & offerings
due to the COVID 19 outbreak
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Investment Opportunity
Data Room
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THE PITCH
American Brewers, Inc. is seeking investment to improve our client experience and diversify our product line.
Generating RevenueRenovating LocationExpanding Location
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Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
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INVESTOR PERKS

American Brewers, Inc. is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Mug Club Membership Invest $500 or more to qualify. 20 of 20 remaining
VIP Mug Club Membership Invest $1,500 or more to qualify. 10 of 10 remaining
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OUR STORY

American Brewers currently offers 13 Mead Flavors through Norse Nectar Meadery and is looking to expand into brewing (City Union Brewery) & distilling (Enniskelin Distillery).

Norse Nectar Meadery is only one of 26 meaderies in the state of Michigan and offers unique and flavorful honey wine products that even include barrel aged mead.
City Union Brewery was named after an original brewery in Kalamazoo, MI and American Brewers is looking to revitalize the name and some of the original recipes. By expanding our brewing equipment we'd like to have variety of products from different styles of beer to reach production goals an estimated $40,000 will jump start the process.
Enniskillen Distillery was the original distillery in the village of Bronson which later became known as Kalamazoo, MI. Our goal is to create unique spirits such as absinthe, coffee liquors, aquivet, and of course the standard fare $100,000
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TEAM EXPERIENCE

American Brewers brings together a group of professionals with a dynamic, magnetic synergy that makes people want to engage with us. The minute they do they become intoxicated with our excitement, passion and knowledge.

Our brewing processes are lead by two beer officionados and a mead master. Refined pallets and a marvelous adventurous side lead to new innovations on a regular basis.

Our management team brings decades of experience in business, training, problem solving, quality control, manufacturing, and inventory management skills.

Our team includes professionals including but not limited to: Medical, Education, Property Management, Information Technologies, Manufacturing Management, Human Resources, Training, Problem Solving, Logistics, Plumbing, Electrical, Maintenance, Office Management, Sales, Art, Taxes, and Research and Development.

We have the means to solve most issues within our group. We can respond to most things swiftly and accurately in a cost effective manner.

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THE TEAM

Hunter Dodge

CEO

"Someplace in the bottom of time all things come together and a river runs through it. In the water are rocks. Under the rocks are the words. Some of the words are His. Perhaps if we listen hard enough, long enough, we may hear those words."

Norman Mcclean, A River Runs Through It.

All of the worlds problems can be solved standing knee deep in a trout stream with a bamboo fly rod in hand.

Thom McGuire

COO

Thom McGuire has been in the entertainment industry all his life. Born in Washington D.C., McGuire then moved around the country from coast to coast working on movie/TV sets and for music labels. All this led up to his last move 13 years ago when he made his way to West Michigan.

He has now moved on to his greatest passion Mead and Beer.

Ryan Kelly

CFO

Ryan Kelly grew up in northern Michigan and studied at Hope College and Michigan State University. A former home brewer he has always had a passion for innovative craft beverages. He now resides in the Kalamazoo area where he enjoys spending time with his daughter, playing a role as an amateur chef/foodie, and frequenting new and interesting restaurants in the area.

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Q&A

Jacob R.

"Haven't been to the Brewery, but I have had their Confliction Mead. It's very good, I would recommend it to anyone willing to try it. I was able to find it at a local corner store near where I live."

Joe M.

"Best mead in Michigan. The owners are the friendliest and coolest brewers I have ever met."

Paul A.

"Most of the meads are 14% but they are also but have great flavor...We talked to both the owners and they are passionate about their product. It is well worth the try."

Beth C.

"They had roughly a dozen mead options either on tap or in bottle, including a barrel aged blueberry and a fabulous ginger-based one that I ordered. Everyone at my table was delighted with the ones they tried with the Dark Angel and Loki being the biggest hits."

Jacob R.

"Haven't been to the Brewery, but I have had their Confliction Mead. It's very good, I would recommend it to anyone willing to try it. I was able to find it at a local corner store near where I live."

Joe M.

"Best mead in Michigan. The owners are the friendliest and coolest brewers I have ever met."

Paul A.

"Most of the meads are 14% but they are also but have great flavor...We talked to both the owners and they are passionate about their product. It is well worth the try."

Beth C.

"They had roughly a dozen mead options either on tap or in bottle, including a barrel aged blueberry and a fabulous ginger-based one that I ordered. Everyone at my table was delighted with the ones they tried with the Dark Angel and Loki being the biggest hits."

Jacob R.

"Haven't been to the Brewery, but I have had their Confliction Mead. It's very good, I would recommend it to anyone willing to try it. I was able to find it at a local corner store near where I live."

Joe M.

"Best mead in Michigan. The owners are the friendliest and coolest brewers I have ever met."

Paul A.

"Most of the meads are 14% but they are also but have great flavor...We talked to both the owners and they are passionate about their product. It is well worth the try."

Beth C.

"They had roughly a dozen mead options either on tap or in bottle, including a barrel aged blueberry and a fabulous ginger-based one that I ordered. Everyone at my table was delighted with the ones they tried with the Dark Angel and Loki being the biggest hits."

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PRESS
Skaal! - Get Ready for Valhalla Tasting Room in Kalamazoo

Skaal, Valhalla! And best of luck!

American Brewers Inc. owner seeks Kalamazoo City Commission approval to open microbrewery on Miller Road

Mark S. Cataldo wants to open a microbrewery at 3408 Miller Road in Kalamazoo. He plans to brew 500 to 1,000 barrels of beer a year at the start of the business. He plans to set up a small tasting room where customers can sample his beer and purchase it as take-out to be consumed elsewhere.

Year-End Biz Beat

Above all else, 2020 has been a time of change. Businesses are closing and opening left and right. Some restaurant owners have been hit so hard by the...

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Expansion of Tasting Room $25,000
New Brewery $30,000
New Distillery $80,000
Capital Expenses $29,500

Mainvest Compensation $10,500
Total $175,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$300,000	$360,000	$432,000	$518,400	$622,080
Cost of Goods Sold	$125,000	$137,500	$180,625	$200,018	$227,250
Gross Profit	$175,000	$222,500	$251,375	$318,382	$394,830

EXPENSES

Rent	$10,200	$10,200	$10,200	$10,200	$10,200
Salaries	$174,510	$174,510	$174,510	$174,510	$174,510
Insurance	$7,200	$7,200	$7,200	$7,200	$7,200
Repairs & Maintenance	$1,200	$1,230	$1,260	$1,291	$1,323
Legal & Professional Fees	$28,800	$29,520	$30,258	$31,014	$31,789
Operating Profit	$-46,910	$-160	$27,947	$94,167	$169,808

This information is provided by American Brewers, Inc.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
Investment Round Status

$175,000

TARGET

$250,000

MAXIMUM

This investment round closes on April 21, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name American Brewers Inc.
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 5%-7.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2027
Financial Condition
Historical milestones

American Brewers, Inc. has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]

Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

American Brewers, Inc. forecasts the following milestones:

Secure lease in [City, State] by [Month, Year].

Hire for the following positions by [Month, Year]: [Position 1, Position 2, Position 3]

Achieve [$X] revenue per year by [Year].

Achieve [$Y] profit per year by [Year].

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the American Brewers, Inc.'s fundraising. However, American Brewers, Inc. may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of American Brewers, Inc. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. American Brewers, Inc. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from American Brewers, Inc.'s core business or the inability to compete successfully against the with other competitors could negatively affect American Brewers, Inc.'s financial performance.

Changes in Economic Conditions Could Hurt American Brewers, Inc.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect American Brewers, Inc.'s financial performance or ability to continue to operate. In the event American Brewers, Inc. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Reliance on Management

As a securities holder, you will not be able to participate in American Brewers, Inc.'s management or vote on and/or influence any managerial decisions regarding American Brewers, Inc..

The Company Might Need More Capital

American Brewers, Inc. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If American Brewers, Inc. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which American Brewers, Inc. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, American Brewers, Inc. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Limited Services

American Brewers, Inc. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Lack of Ongoing Information

American Brewers, Inc. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and American Brewers, Inc. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although American Brewers, Inc. will carry some insurance, American Brewers, Inc. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, American Brewers, Inc. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect American Brewers, Inc.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if American Brewers, Inc. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if American Brewers, Inc. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of American Brewers, Inc., and the revenue of American Brewers, Inc. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of American Brewers, Inc. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by American Brewers, Inc.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR

website.
This is a preview. It will become public when you start accepting investment.

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